EXHIBIT 99

TXU ENERGY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended September 30, 2005
(millions of dollars)
Operating revenues	$8,808

Costs and expenses:
Cost of energy sold and delivery fees	5,092
Operating costs	674
Depreciation and amortization	315
Selling, general and administrative expenses	540
Franchise and revenue-based taxes	113
Other income	(88)
Other deductions	327
Interest income	(51)
Interest expense and related charges	378

Total costs and expenses	7,300

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	1,508

Income tax expense	499

Income from continuing operations before cumulative effect of changes in accounting principles	1,009

Loss from discontinued operations, net of tax benefit	(7)

Cumulative effect of changes in accounting principles, net of tax effect	4

Net income	$1,006